7 April 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Director's Interest

Reed Elsevier today received notification of the following transactions in Reed Elsevier PLC and Reed Elsevier NV ordinary shares by Mr C H L Davis, a director of Reed Elsevier PLC and Reed Elsevier NV.

On 4 April 2003 Mr Davis exercised a nil cost option granted to him in September 1999 over 535,332 Reed Elsevier PLC shares and 319,250 Reed Elsevier NV shares, and converted them into ordinary shares.  In order to meet the income tax charge arising on the exercise of the options, Mr Davis sold on the same day 214,132 Reed Elsevier PLC ordinary shares at 502.8103p per share and 127,700 Reed Elsevier NV ordinary shares at €10.4915 per share.

As a consequence of the above transactions, Mr Davis's holdings have increased to 450,293 Reed Elsevier PLC and 282,704 Reed Elsevier NV ordinary shares.

The ordinary shares required to satisfy the above option exercise have been satisfied from the Reed Elsevier Employee Benefit Trust (the "Trust").  Following the transaction, the Trust now holds 6,457,561 ordinary shares in Reed Elsevier PLC and 1,345,131 ordinary shares in Reed Elsevier NV.  The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.